Exhibit 99.1

EARLY WARNING REPORT PURSUANT TO
NATIONAL INSTRUMENT 62-103

1.                                      Name and Address of Offeror:

Granite Real Estate Inc. (“Granite Co.”)

Granite REIT Holdings Limited Partnership (the “Acquiror”)
77 King Street West, Suite 4010

Toronto-Dominion Centre

Toronto, Ontario M5K 1H1

2.                                      Designation and number or principal amount of securities and the Offeror’s securityholding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file this report, and whether it was ownership or control that was acquired in those circumstances:

On January 3, 2013, Granite Co. completed its conversion from a corporate structure to a “stapled unit” real estate investment trust (“REIT”) structure under a plan of arrangement under the Business Corporations Act (Québec). Under the Conversion Transaction, the holders of common shares of Granite Co. exchanged their common shares, in a series of steps, for stapled units (“Stapled Units”) each consisting of one trust unit of Granite Real Estate Investment Trust (“Granite REIT”) and one common share of Granite REIT Inc. (“Granite GP”), on a one-for-one basis.

Granite GP is the general partner of the Acquiror, and Granite REIT owns all of the limited partner units of the Acquiror.

Under the conversion transaction,

(i)                                     Granite Co. acquired and cancelled 46,832,908 of its common shares, being 100% of the issued and outstanding common shares of Granite Co. at the effective time of the conversion transaction; and

(ii)                                  through a series of steps, the Acquiror acquired 10,771,569 Class X shares of Granite Co., being 100% of such shares, which were then converted into 10,771,569 common shares of Granite Co., and acquired an additional 2,302,815 common shares. The Acquiror now owns 100% of the issued and outstanding common shares of Granite Co. at the completion of the conversion transaction.

3.                                      Designation and number or principal amount of securities and the Offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the reporting obligation:

After giving effect to the conversion transaction, the Acquiror owns 13,074,384 common shares of Granite Co., being 100% of the issued and outstanding common shares of Granite Co.

4.                                      Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:

(a)                                 the Offeror, either alone or together with any joint actors, has ownership and control;

See paragraph 3.

(b)                                 the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor; and

Not applicable.

(c)                                  the Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

5.                                      The name of the market in which the transaction or occurrence that gave rise to the reporting obligation took place:

Not applicable.

6.                                      The value, in Canadian dollars, of any consideration offered per security if the Offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release:

The securities referenced were acquired as a result of and for the consideration provided in the particular transaction steps of the plan of arrangement. The closing price of the Granite Co. common shares on the Toronto Stock Exchange on January 3, 2013 was C$38.59 per share.

7.                                      Purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the reporting obligation, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

Granite Co. acquired and cancelled, and the Acquiror has acquired, the securities that are the subject of this report for the purpose of effecting Granite Co.’s conversion from a corporate structure to a “stapled unit” REIT structure. The Acquiror holds its interest in Granite Co. for continuing business purposes. Although the Acquiror has no current intention to acquire additional securities of Granite Co., it reserves the right to increase or decrease, from time to time, its ownership over securities of Granite Co.

8.                                      General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the reporting obligation, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Granite Co., Granite REIT, Granite GP, the Acquiror and certain other parties entered into an amended and restated arrangement agreement dated October 11, 2012 to implement the conversion transaction. A copy of the amended and restated arrangement agreement is included as Appendix “E” of Granite Co.’s management information circular / proxy statement dated October 11, 2012, which is available under Granite Co.’s SEDAR profile at www.sedar.com.

9.                                      Names of any joint actors in connection with the disclosure required herein:

Granite REIT, Granite GP, 9268-7409 Québec Inc. and Granite Europe Limited Partnership.

10.                               In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value, in Canadian dollars, of the consideration paid by the Offeror:

Stapled Units were issued, indirectly through a series of steps, on a one-for-one basis in exchange for the common shares acquired and cancelled by Granite Co. The closing price of the Granite Co. common shares on the Toronto Stock Exchange on January 3, 2013 was C$38.59 per share.

11.                               If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer’s securities:

Not applicable.

DATED this 7th day of January, 2013.

GRANITE REAL ESTATE INC.

By:	(signed) “Jennifer Tindale”
Name:
Title:

By:	(signed) “Tom Heslip”
Name:
Title:

GRANITE REIT HOLDINGS LIMITED PARTNERSHIP, by its general partner GRANITE REIT INC.

By:	(signed) “Jennifer Tindale”
Name:
Title:

By:	(signed) “Tom Heslip”
Name:
Title:

3